PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated as of April 17, 2013	Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus
dated April 2, 2013
Registration Statement No. 333-181527

INTELSAT S.A. (formerly known as Intelsat Global Holdings S.A.)

5.75% Series A Mandatory Convertible Junior Non-Voting Preferred Shares

The information in this pricing term sheet relates only to the offering of the Series A Mandatory Convertible Junior Non-Voting Preferred Shares and should be read together with the preliminary prospectus dated April 2, 2013 (the “Preliminary Prospectus”) included in Amendment No. 8 to Registration Statement on Form F-1 (No. 333-181527), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Intelsat S.A. (formerly known as Intelsat Global Holdings S.A.)

Title of securities:	5.75% Series A mandatory convertible junior non-voting preferred shares, nominal value of $0.01 per share, which are referred to in this pricing term sheet as the “Series A preferred shares.”

Shares offered:	3,000,000 Series A preferred shares.

Option for underwriters to

purchase additional shares:	Up to 450,000 additional Series A preferred shares to cover over-allotments.

Trade date:	April 17, 2013.

Settlement date:	April 23, 2013.

Liquidation preference:	$50.00 per Series A preferred share.

Public offering price:	$50.00 per Series A preferred share.

Dividends:	5.75% of the liquidation preference of $50.00 per Series A preferred share per year (equivalent to $2.875 per annum per share) payable in cash or, subject to certain limitations, in the Issuer’s common shares or any combination of cash and the Issuer’s common shares, as determined by the Issuer in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $0.799 per share. Each subsequent dividend is expected to be approximately $0.719 per share.

If the Issuer elects to make any such payment of a declared dividend, or any portion thereof, in the Issuer’s common shares, such shares shall be valued for such purpose at 97% of the average VWAP (as defined in the Preliminary Prospectus) per share of the Issuer’s common shares over the ten consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “average price”). In no event will the number of the Issuer’s common shares delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by $6.30, which amount represents approximately 35% of the initial price (as defined below), subject to adjustment in a manner inversely proportional to any anti-dilution adjustment to each fixed conversion rate (such dollar amount, as adjusted, the “floor price”). To the extent that the amount of the declared dividend exceeds the product of the number of common shares delivered in connection with such declared dividend and the average price, the Issuer will, if it is legally able to do so, pay such excess amount in cash.

For purposes of this pricing term sheet, references to “dividends” include any distribution, whether or not out of earnings and profits.

Dividend record dates:	The January 15, April 15, July 15 and October 15, immediately preceding the next dividend payment date.

Dividend payment dates:	February 1, May 1, August 1 and November 1 of each year, commencing on August 1, 2013 and to, and including, the mandatory conversion date.

Dividend period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Series A preferred shares and will end on and exclude the August 1, 2013 dividend payment date.

Initial price:	$18.00, which equals the price at which the Issuer’s common shares were initially offered to the public in the concurrent offering of the Issuer’s common shares.

Threshold appreciation price:	$22.05, which represents an appreciation of 22.5% over the initial price.

Mandatory conversion date:	May 1, 2016.

Conversion rate:	The conversion rate for each Series A preferred share will not be more than 2.7778 common shares (the “maximum conversion rate”) and not less than 2.2676 common shares (the “minimum conversion rate”), depending on the applicable market value of the Issuer’s common shares, as described below and subject to certain anti-dilution adjustments that are described in the Preliminary Prospectus.

The following table illustrates the conversion rate per Series A preferred share, subject to certain anti-dilution adjustments that are described in the Preliminary Prospectus.

Applicable Market Value of the Issuer’s common shares	Conversion rate (number of common shares to be received upon conversion of each Series A preferred share)
Greater than $22.05	2.2676 shares

Equal to or less than $22.05 but greater than or equal to $18.00	Between 2.2676 and 2.7778 shares, determined by dividing $50.00 by the applicable market value

Less than $18.00	2.7778 shares

Conversion at the option of the holder:	At any time prior to the mandatory conversion date, holders may elect to convert their Series A preferred shares in whole or in part (but in no event less than one Series A preferred share) at the minimum conversion rate of 2.2676 common shares per Series A preferred share. This minimum conversion rate is subject to certain anti-dilution adjustments.

If, as of the effective date of any early conversion (which is referred to as the “early conversion date”), the Issuer has not declared all or any portion of the accumulated dividends for all dividend periods ending prior to such early conversion date, the conversion rate will be adjusted so that holders converting their Series A preferred shares receive an additional number common shares equal to such amount of accumulated dividends, divided by the greater of the floor price and the average of the closing prices of the Issuer’s common shares over the 40 consecutive trading day period ending on the third trading day immediately preceding the early conversion date.

Conversion at the option of the holder upon cash acquisition; cash acquisition dividend make-whole amount:	If the Issuer is the subject of specified cash acquisitions (as defined in the Preliminary Prospectus) on or prior to the mandatory conversion date, holders of the Series A preferred shares will have the right to convert their Series A preferred shares, in whole or in part, into common shares at the “cash acquisition conversion rate” during the period beginning on the effective date of such cash acquisition and ending on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date). The cash acquisition conversion rate will be determined based on the effective date of the transaction and the price paid per common share of the Issuer in such transaction (see table below). Holders who convert Series A preferred shares within that timeframe will also receive: (1) a cash acquisition dividend make-whole amount, in cash or as an increase in the number of the Issuer’s common shares to be issued upon conversion, equal to the present value (computed using a discount rate of 5.75% per annum) of all remaining dividend payments on their Series A preferred shares (excluding any accumulated dividends as of the effective date of the cash acquisition) from such effective date to, but excluding, the mandatory conversion date; and (2) to the extent that, as of the effective date of the cash acquisition, the Issuer has not declared any or all of the accumulated dividends on the Series A preferred shares as of such effective date, a further adjustment to the conversion rate so that holders receive an additional number of common shares equal to the amount of such accumulated dividends (the “cash acquisition additional conversion amount”) divided by the greater of the floor price and the price paid per common share of the Issuer in the transaction. To the extent that the cash acquisition additional conversion amount exceeds the product of the number of additional shares and the price paid per common share of the Issuer in such transaction, the Issuer will, if the Issuer is legally able to do so, declare and pay such excess amount in cash.

Underwriting discounts and commissions:	$2.38 per share.

Proceeds, before expenses, to the Issuer:	$47.62 per share.

Use of proceeds:	The Issuer estimates that the net proceeds to the Issuer from this offering, after deducting underwriting discounts and commissions, will be approximately $142.9 million (or approximately $164.3 million if the underwriters exercise their over-allotment option in full).

The Issuer estimates that the net proceeds to the Issuer from the sale of the Issuer’s common shares in the concurrent offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $328.8 million (or approximately $378.5 million if the underwriters exercise their over-allotment option in full).

The Issuer intends to use substantially all of the anticipated net proceeds from this offering and the concurrent offering of common shares to repay, redeem, retire or repurchase a portion of the Issuer’s outstanding indebtedness, including the Intelsat S.A. 6 1/2% Senior Notes due 2013 and a portion of the indebtedness outstanding under Intelsat Jackson’s senior unsecured credit agreements, and to pay certain fees and expenses. In addition, approximately $39.1 million will be paid to the Sponsors as a fee in connection with the termination of the monitoring fee agreement as described in the Preliminary Prospectus under “Certain Relationships and Related Party Transactions—Certain Related Party Transactions—Monitoring Fee Agreement and Transaction Fees.” The Issuer intends to use any remaining net proceeds from this offering and the concurrent offering of common shares for general corporate purposes.

Cash acquisition conversion rate:	The cash acquisition conversion rate will be determined by reference to the table below and is based on the effective date of the transaction and the price paid per common share of the Issuer in such transaction. If the holders of the Issuer’s common shares receive only cash in the cash acquisition, the share price shall be the cash amount paid per share. Otherwise the share price shall be the average VWAP per common share of the Issuer over the 10 consecutive trading day period ending on the trading day preceding the effective date.

	Share price on effective date

Effective date	$5.00	$10.00	$12.50	$15.00	$18.00	$20.00	$22.05	$25.00	$30.00	$40.00	$50.00	$60.00

April 17, 2013	2.7297	2.6281	2.5428	2.4597	2.3780	2.3368	2.3047	2.2729	2.2451	2.2313	2.2311	2.2321

May 1, 2014	2.7493	2.6952	2.6199	2.5295	2.4292	2.3759	2.3340	2.2932	2.2596	2.2450	2.2445	2.2448

May 1, 2015	2.7639	2.7534	2.7120	2.6280	2.5000	2.4226	2.3608	2.3044	2.2665	2.2564	2.2562	2.2562

May 1, 2016	2.7778	2.7778	2.7778	2.7778	2.7778	2.5000	2.2676	2.2676	2.2676	2.2676	2.2676	2.2676

The exact share prices and effective dates may not be set forth in the table above, in which case:

•

if the share price is between two share price amounts on the table or the effective date is between two dates on the table, the cash acquisition conversion rate will be determined by straight-line interpolation between the cash acquisition conversion rates set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•

if the share price is in excess of $22.05 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), then the cash acquisition conversion rate will be the minimum conversion rate, subject to adjustment; and

•

if the share price is less than $18.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), then the cash acquisition conversion rate will be the maximum conversion rate, subject to adjustment.

Adjustment to fixed conversion rate:	Adjustments to fixed conversion rates will be calculated to the nearest 1/10,000th of a common share. Prior to the mandatory conversion date, no adjustment in a fixed conversion rate will be required unless the adjustment would require an increase or decrease of at least one percent in such fixed conversion rate. If any adjustment is not required to be made because it would not change the fixed conversion rates by at least one percent, then the adjustment will be carried forward and taken into account in any subsequent adjustment; provided, however, that with respect to adjustments to be made to the fixed conversion rates in connection with cash dividends paid by the Issuer, the Issuer will make such adjustments, regardless of whether such aggregate adjustments amount to one percent or more of the fixed conversion rates no later than November 15 of each calendar year; provided further that on the earlier of the mandatory conversion date, an early conversion date and the effective date of the cash acquisition, adjustments to the fixed conversion rates will be made with respect to any such adjustment carried forward that has not been taken into account before such date.

CUSIP / ISIN:	L5140P 119 / LU0914713705

Listing:	The Series A preferred shares have been approved for listing on the New York Stock Exchange under the symbol “I PR A.”

Common shares:	The Issuer’s common shares have been approved for listing on the New York Stock Exchange under the symbol “I.”

Concurrent common shares offering:	Concurrently with the offering of Series A preferred shares, the Issuer is offering 19,323,672 common shares in the initial public offering of its common shares. The Issuer has granted the underwriters of that offering a 30-day option to purchase up to an additional 2,898,550 common shares to cover over-allotments. The closing of the Issuer’s offering of Series A preferred shares is conditioned upon the closing of the initial public offering of the Issuer’s common shares, but the closing of the offering of the Issuer’s common shares is not conditioned upon the closing of the offering of Series A preferred shares.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-866-803-9204; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone: 1-866-718-1649, or by emailing prospectus@morganstanley.com; or BofA Merrill Lynch at Attn: Prospectus Department, 222 Broadway, New York, NY 10038, or by emailing dg.prospectus_requests@baml.com.